510 Burrard St 2nd Floor Vancouver BC V6C 3B9	T 604 689 9853 F 604 689 8144 pacific@pctc.com www.pctc.com

January 17, 2008

British Columbia Securities Commission

PO Box 10142 Pacific Centre

701 West Georgia Street 9th Floor

Vancouver, BC

V7Y 1L2

Dear Sirs/Mesdames:

As required by Section 2.2 of National Instrument 54-101, please be advised of the following:

Issuer:	CUSAC GOLD MINES LTD	Special Meeting
Meeting Type:
ISIN:		CA2316241074
Meeting Date:		March 14, 2008
Record Date for Notice:		February 8, 2008
Record Date for Voting:		February 8, 2008
Beneficial Ownership Determination Date:		February 8, 2008
Class of Securities Entitled to Receive Notice:		COMMON SHARES
Class of Securities Entitled to Vote:		COMMON SHARES
OBO Distribution Payment:		Issuer will pay for declining OBOs
Material Distributed to:		All Holders

If you require further information, please contact:
"Lise Bonhomme"
Lise Bonhomme
PACIFIC CORPORATE TRUST COMPANY

cc: Alberta Securities Commission
cc: Manitoba Securities Commission
cc: New Brunswick Securities Commission
cc: Newfoundland Securities Commission
cc: Nova Scotia Securities Commission
cc: Ontario Securities Commission
cc:Toronto Stock Exchange

cc: P.E.I. Securities Commission cc: Quebec Securities Commission cc: Saskatchewan Securities Commission cc: Registrar of Securities - NT cc: Registrar of Securities - YT cc: Nunavut cc: CDS Inc.

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